UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)

Sonida Senior Living, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

140475104
(CUSIP Number)

Joshua Musher
530 Fifth Avenue, 20th Floor
New York, NY 10036
212-650-4660
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(See Explanatory Note)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

SCHEDULE 13D

CUSIP No. 140475104	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Arbiter Partners Capital Management LLC, 20-599-3147

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
403,324

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
403,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
403,324

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No. 140475104	Page 3 of 6 pages

1	NAMES OF REPORTING PERSONS
Paul J. Isaac

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
62,782

	8	SHARED VOTING POWER
403,324

	9	SOLE DISPOSITIVE POWER
62,782

	10	SHARED DISPOSITIVE POWER
403,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
466,106

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D
Amendment No. 7

Explanatory Note

On February 1, 2024, Sonida Senior Living, Inc., a Delaware company (formerly known as Capital Senior Living Corporation) (the “Company”) entered into a securities purchase agreement with certain of its shareholders (the “Investors”) pursuant to which the Company agreed to sell to the Investors, in a private placement transaction an aggregate of 5,026,318 shares of the common stock, $0.01 par value, of the Company (the “Common Stock”) at a price of $9.50 per share (the “Private Placement”). The Private Placement occurred in two tranches. The first tranche, in which 3,350,878 Shares were issued and sold to the Investors, occurred on February 1, 2024, and the second tranche, in which 1,675,440 Shares were issued and sold to the Investors, occurred on March 22, 2024. As a result of the increase in the number of shares of Common Stock outstanding following the first tranche of the Private Placement, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock and are ceasing to report under Rule 13d-1(a) of the Exchange Act.

Item 1.	Security and Issuer

This Amendment No. 7 to the Statement on Schedule 13D filed on November 7, 2016 (this “Schedule 13D”), as previously amended on December 13, 2016, December 20, 2016, March 10, 2017, October 8, 2021, November 12, 2021 and March 3, 2023 relating to the Common Stock, is being filed by Arbiter Partners Capital Management LLC (“APCM”) and Paul J. Isaac to furnish the additional information set forth herein. The filing of this Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and Item 5(b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) – (b)  APCM may be deemed to own beneficially 403,324 shares of Common Stock, or 3.1% of the Common Stock outstanding.1  Of these shares, 377,355 or 2.9% are held by Arbiter Partners QP LP (“APQ”), and the remainder are held in accounts managed and/or administered by APCM including accounts for the benefit of the family of Paul J. Isaac (the “Accounts”).

By reason of its position as investment adviser to APQ and as manager and/or administrator of the Accounts, APCM may be deemed to possess the power to vote and dispose of the shares of Common Stock held by APQ and the Common Stock held in the Accounts.  By reason of his responsibility for the supervision and conduct of all investment activities of APCM, Mr. Isaac may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by APCM.  In addition, Mr. Isaac directly owns 62,782 shares of Common Stock.

Item 5(c) of the Schedule 13D is hereby amended by the addition of the following:

(c)          The following table sets forth all transactions by any of the Reporting Persons since the last amendment to this Schedule 13D was filed on March 3, 2023. Unless otherwise indicated, all such transactions were effectuated in the open market through a broker.

Name of Reporting Person	Date of Transaction	Number of Shares Purchased (Sold)	Price per Share
Paul J. Isaac	02/20/2024	35,088*	$9.50
Paul J. Isaac	03/27/2024	17,544*	$9.50
Arbiter Partners Capital Management LLC	04/01/2024	(5,500)	$29.28
Arbiter Partners Capital Management LLC	04/02/2024	(3,817)	$28.02
Arbiter Partners Capital Management LLC	04/03/2024	(8,900)	$28.91
Arbiter Partners Capital Management LLC	04/04/2024	(3,404)	$28.35
Arbiter Partners Capital Management LLC	04/05/2024	(5,121)	$28.53
Arbiter Partners Capital Management LLC	04/08/2024	(2,448)	$28.30
Arbiter Partners Capital Management LLC	04/09/2024	(2,118)	$27.94
Arbiter Partners Capital Management LLC	04/10/2024	(5,376)	$26.35
Arbiter Partners Capital Management LLC	04/11/2024	(3,937)	$27.72
Arbiter Partners Capital Management LLC	04/12/2024	(1,672)	$27.98
Arbiter Partners Capital Management LLC	04/15/2024	(5,300)	$28.46
Arbiter Partners Capital Management LLC	04/16/2024	(8)	$29.00

1 Percentages of the shares of Common Stock outstanding reported in this Amendment No. 7 are calculated based upon 13,204,164 shares of Common Stock outstanding, as reported in the Company’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 27, 2024.

Arbiter Partners Capital Management LLC	04/17/2024	(4,161)	$28.58
Arbiter Partners Capital Management LLC	04/18/2024	(4,323)	$29.73
Arbiter Partners Capital Management LLC	04/19/2024	(2,000)	$30.37
Arbiter Partners Capital Management LLC	04/22/2024	(2,650)	$30.01
Arbiter Partners Capital Management LLC	04/23/2024	(6,906)	$31.59
Arbiter Partners Capital Management LLC	04/24/2024	(3,509)	$32.05
Arbiter Partners Capital Management LLC	04/25/2024	(5,900)	$32.64
Arbiter Partners Capital Management LLC	04/26/2024	(1,700)	$33.76
Arbiter Partners Capital Management LLC	04/29/2024	(391)	$32.78
Arbiter Partners Capital Management LLC	04/30/2024	(1,138)	$32.39
Arbiter Partners Capital Management LLC	05/01/2024	(2,000)	$32.42
Arbiter Partners Capital Management LLC	05/02/2024	(4,587)	$33.31
Arbiter Partners Capital Management LLC	05/03/2024	(1,038)	$34.02
Arbiter Partners Capital Management LLC	05/06/2024	(600)	$33.06
Arbiter Partners Capital Management LLC	05/07/2024	(964)	$32.84

*          Shares purchased from the Company in the Private Placement.

(e)          As a result of the increase in the number of shares of Common Stock outstanding following the first tranche of the Private Placement, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock and are ceasing to report under Rule 13d-1(a) of the Exchange Act.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2024

ARBITER PARTNERS CAPITAL MANAGEMENT LLC

	By:	/s/ Joshua Musher
Name: Joshua Musher
Title: Chief Operating Officer

Paul J. Isaac
/s/ Paul J. Isaac